[Elbit Letterhead]

December 15, 2004

Celeste M. Murphy
Attorney-Advisor Office of Mergers and Acquisitions
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549-0303

                  Re:  ELBIT MEDICAL IMAGING LTD.
                       SCHEDULE TO-I FILED ON NOVEMBER 23, 2004
                       FILE NO. 005-50154

Dear Ms. Murphy:

At your request, and in reference to your letter dated December 1, 2004 in connection with the Schedule TO-I filed by Elbit Medical Imaging Ltd. (the "Company") on November 23, 2004, the Company hereby acknowledges the following:

     o The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

     o Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

     o The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

                                Very truly yours,

                                ELBIT MEDICAL IMAGING LTD.

          /s/Mordechay Zisser                         /s/Shimon Yitzhaki